EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at June 30,	As at December 31,
	2011	2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$132,911	$101,298
Term deposits with banks	1,032	1,411
Accounts receivables	4,548	3,919
Receivables from sales representatives	4,755	8,248
Inventories	377	435
Prepaid expenses and other current assets	20,954	20,269
	164,577	135,580
Non-current assets
Property and equipment	77,311	76,514
Intangible assets	13,571	10,449
Long term investment	100	100
Deferred income tax assets	383	504
Other non-current assets	3,187	2,556
	94,552	90,123
Total assets	$259,129	$225,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,126	$9,600
Deferred income and customer prepayments	105,909	90,617
Accrued liabilities	15,475	14,269
Income tax liabilities	951	650
	128,461	115,136
Non-current liabilities
Deferred income and customer prepayments	10,714	6,710
Deferred income tax liabilities	1,990	1,397
	12,704	8,107
Total liabilities	141,165	123,243

Equity attributable to Company’s shareholders
Common shares	517	516
Treasury shares	(150,089)	(150,089)
Other reserves	149,128	146,691
Retained earnings	110,801	97,177
Total Company shareholders’ equity	110,357	94,295
Non-controlling interests	7,607	8,165
Total equity	$117,964	$102,460
Total liabilities and equity	$259,129	$225,703

EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$35,961	$29,984	$67,943	$59,905
Exhibitions	29,111	27,375	33,492	31,880
Miscellaneous	1,470	1,283	2,643	2,394
	$66,542	$58,642	$104,078	$94,179
Operating Expenses:
Sales (Note 2)	23,370	20,034	37,809	32,994
Event production	9,696	9,757	10,748	10,941
Community and content (Note 2)	9,767	9,108	16,789	16,425
General and administrative (Note 2)	10,381	8,656	18,624	15,992
Information and technology (Note 2)	3,070	2,961	6,243	5,810
Total Operating Expenses	$56,284	$50,516	$90,213	$82,162
Profit from Operations	$10,258	$8,126	$13,865	$12,017
Interest income	68	99	116	358
Profit before Income Taxes	$10,326	$8,225	$13,981	$12,375
Income Tax Expense	(469)	(125)	(524)	(229)
Net Profit	$9,857	$8,100	$13,457	$12,146
Net profit attributable to non-controlling interests	231	65	167	(286)
Net profit attributable to the Company’s shareholders	$10,088	$8,165	$13,624	$11,860
Basic net profit per share attributable to the Company’s shareholders	$0.30	$0.18	$0.40	$0.27
Shares used in basic net profit per share calculations	33,707,877	44,653,867	33,706,019	44,650,903
Diluted net profit per share attributable to the Company’s shareholders	$0.28	$0.18	$0.38	$0.26
Shares used in diluted net profit per share calculations	35,508,534	46,090,605	35,424,395	46,069,180

Note:	1. Online and other media services consists of:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$29,863	$22,612	$57,102	$45,842
Print services	6,098	7,372	10,841	14,063
	$35,961	$29,984	$67,943	$59,905

Note:	2.
Non-cash compensation expenses associated with the several employee equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$226	$198	$344	$159
Community and content	90	85	117	132
General and administrative	473	447	619	729
Information and technology	64	63	143	139
	$853	$793	$1,223	$1,159